Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

May 27, 2020

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Annetta Acquisition Corp

Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, Annetta Acquisition Corp, a Delaware corporation (the “Company”), we confidentially submit a draft registration statement on Form S-1 (the “Registration Statement”) for an underwritten offering of Units consisting of common stock and warrants. The Registration Statement is confidentially submitted pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act, as amended, for non-public review by the staff of the Securities and Exchange Commission prior to the public filing of the Registration Statement.

Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3309.

Very truly yours,

/s/ Raphael M. Russo

Raphael M. Russo

cc:	Jay Taragin Annetta Acquisition Corp Joel L. Rubinstein, Esq. Daniel E. Nussen, Esq. Winston & Strawn LLP